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                                                FILED PURSUANT TO RULE 424(b)(2)
                                                      REGISTRATION NO. 333-78797

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 11, 1999)

                               1,693,586 Shares

                             [LOGO OF AMAZON.COM]

                                 Common Stock

                               ----------------

     We are offering 1,693,586 shares of our common stock with this prospectus supplement. Our common stock is quoted on the Nasdaq National Market under the symbol "AMZN." On July 30, 2001, the reported last sale price of our common stock on the Nasdaq National Market was $12.55 per share.

     On July 23, 2001, we issued 6,543,646 shares of our common stock to the purchaser of the shares offered hereby. Because the last sale price of our common stock on the Nasdaq National Market System, as reported on nasdaq.com, for the five full trading days following the announcement of our financial results of operations for the period ended June 30, 2001 was less than $15.282, we will deliver to the purchaser the 1,693,586 shares of our common stock offered hereby. The purchaser purchased all 8,237,232 shares of common stock from us at an aggregate purchase price of $100,000,000, or $12.14 per share, resulting in aggregate proceeds to Amazon.com of $100,000,000.

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     Investing in our common stock involves risks that are described under
"Business--Additional Factors That May Affect Future Results" beginning on page 30 of our Quarterly Report on Form 10-Q filed July 23, 2001.

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     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

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                   Prospectus Supplement dated July 31, 2001
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                               TABLE OF CONTENTS

Prospectus Supplement                                  Page
---------------------                                  ----
About this Prospectus Supplement...................      1
Use of Proceeds....................................      2
Dilution...........................................      3
Plan of Distribution...............................      4


Prospectus                                             Page
----------                                             ----
Summary............................................      1
Forward Looking Information........................      3
How to Obtain More Information.....................      3
Amazon.com.........................................      4
Ratio of Earnings to Fixed Charges.................      5
Use of Proceeds....................................      5
General Description of Securities..................      5
Description of the Common Stock....................      5
Description of the Preferred Stock.................      6
Description of the Depositary Shares...............      7
Description of the Debt Securities.................      9
Description of the Warrants to Purchase Common or
Preferred Stock....................................     16
Description of the Stock Purchase Units and Stock
Purchase Contracts.................................     17
Description of the Third-Party Warrants............     18
Description of the Warrants to Purchase Debt
Securities.........................................     19
Description of the Foreign Currency Exchange
Warrants...........................................     20
Description of the Stock Index Warrants............     23
Description of the other Warrants..................     26
Plan of Distribution...............................     28
ERISA Considerations...............................     29
Legal Matters......................................     30
Experts............................................     30


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                       ABOUT THIS PROSPECTUS SUPPLEMENT

     You should read this prospectus supplement along with the accompanying prospectus. These documents contain information you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different or additional information.

     This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock being purchased in this offering. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy the common stock being purchased in this offering in any circumstances in which an offer or solicitation is unlawful.

     Information in this prospectus supplement and the accompanying prospectus may change after the date on the front of the applicable document. You should not interpret the delivery of this prospectus supplement or the accompanying prospectus or the sale of the common stock as an indication that there has been no change in our affairs since that date.

                                       1
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                                USE OF PROCEEDS

     The net proceeds from the offering, after deducting our expenses, will be approximately $99,900,000. We expect to use the net proceeds for general corporate purposes, including, without limitation, to fund our ongoing operations, to expand our core businesses, to invest in new businesses, products and technologies, for capital expenditures, to repurchase outstanding debt and generally to strengthen the Company's financial position.

     Pending the foregoing uses, we will invest the net proceeds from the offering in short-term, interest-bearing investment-grade securities.

                                       2
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                                   DILUTION

     Our net tangible book value as of June 30, 2001 was $(1,582,826), or $(4.37) per share of common stock. Net tangible book value per share is determined by dividing our net tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of common stock at that date. After giving effect to the sale of the 8,237,232 shares of our common stock offered hereby at a price of $12.14 per share and after deducting estimated offering expenses, our net tangible book value at June 30, 2001 would have been $(1,482,826), or $(4.00) per share. The effect of the offering represents an immediate increase in net tangible book value to existing stockholders of $0.37 per share and an immediate dilution to purchasers of common stock in this offering of $16.14 per share. The following table illustrates the per share dilution:


     Price per share.................................................. $ 12.14
          Net tangible book value per share as of June 30, 2001....... $ (4.37)
          Increase per share attributable to the new investor......... $  0.37
     Net tangible book value per share after this offering............ $ (4.00)
     Net tangible book value dilution per share to the new investor... $(16.14)


     The above discussion and table assume no exercise of stock options or warrants outstanding as of June 30, 2001. As of June 30, 2001, there were options outstanding to purchase a total of 42,297,491 shares of common stock at a weighted average exercise price of $12.4308 per share under our Amended and Restated 1994 Stock Option Plan, our 1997 Stock Option Plan, our 1999 Non-Officer Employee Stock Option Plan, and the option plans of acquired companies and a maximum of 88,150,826 additional shares were reserved for grant of future options under such plans. To the extent that any of these options are exercised, there will be further dilution to the new investor.

                                       3
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                             PLAN OF DISTRIBUTION

     Under the terms and subject to the conditions contained in a common stock purchase agreement dated July 23, 2001, we agreed to sell an aggregate of 8,237,232 shares of our common stock to America Online, Inc.

     On July 23, 2001, we issued 6,543,646 shares of our common stock to America Online, Inc. Pursuant to the common stock purchase agreement, because the last sale price of our common stock on the Nasdaq National Market System, as reported on nasdaq.com, for the five full trading days following the announcement of our financial results of operations for the period ended June 30, 2001 was less than $15.282, we will deliver to America Online, Inc. the 1,693,586 shares of our common stock offered hereby. America Online, Inc. purchased all 8,237,232 shares of common stock from us at an aggregate purchase price of $100,000,000.

     Pursuant to the common stock purchase agreement, America Online, Inc. has agreed, for two years from the date hereof, not to sell, transfer or otherwise dispose of the shares of our common stock sold hereby or any interest therein, provided that hedging transactions and certain other transfers are excepted from such agreement. These restrictions on transfer will terminate if we undergo a change of control or if certain commercial agreements between America Online, Inc. and us are terminated as a result of our material breach or become terminable pursuant to certain other provisions. After the expiration of the two year period, America Online, Inc. may freely transfer the shares of our common stock sold hereby, provided that, subject to certain exceptions, such sales will be subject to volume limitations unless structured as block sales meeting certain price and size requirements.

     America Online, Inc. has agreed, until the second anniversary of the date hereof, that neither it nor its affiliates will acquire beneficial ownership of shares of our capital stock, or securities convertible or exchangeable for shares of our capital stock if, after giving effect to such acquisition, America Online, Inc. and its affiliates would own in excess of 5% of such class of our capital stock and that neither it nor its affiliates will otherwise publicly seek to commence a merger, asset sale or other change of control transaction affecting us. These restrictions will terminate if we enter into an agreement with respect to a change of control transaction affecting us, if a third party makes an unsolicited public offer with respect to a change of control transaction affecting us, if we undergo a change of control, or if certain commercial agreements between America Online, Inc. and us are terminated as a result of our material breach or become terminable pursuant to certain other provisions. These restrictions will be suspended during any period in which (i) we have engaged an investment banker for the purpose of seeking a change of control transaction and have solicited three or more offers, (ii) we have publicly announced that we are exploring a change of control transaction or similar strategic alternatives, (iii) a third party offer with respect to change of control transaction affecting us has become publicly known and we have not rejected it, or (iv) a third party has launched and not terminated a tender offer with respect to shares of our common stock.

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